Exhibit (12)(b)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
(In thousands)	2009	2008	2007	2006	2005
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
EXCLUDING INTEREST ON DEPOSITS (1)
Income before income taxes	$869,245	780,437	1,083,871	1,059,575	725,648
Fixed charges, excluding preferred stock dividends and capitalized interest	380	6,148	28,618	17,466	4,196

Earnings	$869,625	786,585	1,112,489	1,077,041	729,844

Interest	$380	6,148	28,618	17,466	4,196
One-third of rents	—	—	—	—	—
Preferred stock dividends	160,678	293,229	387,483	375,612	281,699
Capitalized interest	—	—	—	—	—

Fixed charges	$161,058	299,377	416,101	393,078	285,895

Consolidated ratios of earnings to fixed charges (2)	5.40	2.63	2.67	2.74	2.55

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.